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                              July 6, 2023

       Xuefeng Chen
       Chief Executive Officer
       FARADAY FUTURE INTELLIGENT ELECTRIC INC.
       18455 S. Figueroa Street
       Gardena, CA 90248

                                                        Re: FARADAY FUTURE
INTELLIGENT ELECTRIC INC.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed on June 28,
2023
                                                            File No. 333-272354

       Dear Xuefeng Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our Jun 15, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-3 filed June 29,
2023

       General

   1. We note your response to prior comment 1. Considering the renegotiation of the terms of a private placement
while the underlying securities were the subject of this resale registration statement,
please revise to remove from registration the securities related to the Unsecured SPA.
             You may contact Bradley Ecker at (202) 551-4985 and Geoffrey Kruczek at (202)
       5513641 with any questions.
 Xuefeng Chen
FARADAY FUTURE INTELLIGENT ELECTRIC INC.
July 6, 2023
Page 2
                                               Sincerely,
FirstName LastNameXuefeng Chen
                                          Division of Corporation Finance
Comapany NameFARADAY FUTURE INTELLIGENT ELECTRIC INC.
                                          Office of Manufacturing
July 6, 2023 Page 2
cc:       Michael Heinz
FirstName LastName